File No. 812-15458

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER
UNDER SECTIONS 17(d)AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife Investment
Management Private Markets (US) LLC, John Hancock Life Insurance Company (U.S.A.), John
Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New
York, John Hancock Funding Company, LLC, Manulife SDF SPV – OH, LLC, MDLF Holdings
Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending
Fund, L.P.

197 Clarendon Street
Boston, MA 02116
617-663-3000

All Communications, Notices and Orders to:
E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street, C-03
Boston, MA 02116
617-572-1234

Copies to:
George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA 02111-2950
Tel: (617) 261-3231

May 10, 2023

CONFIDENTIAL

I.	INTRODUCTION
A.	Summary of Requested Relief
In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to John Hancock GA Mortgage Trust, et al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds (as defined in the Prior Order) and Affiliated Funds (as defined in the Prior Order) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.
B.	Applicants Seeking Relief
•	John Hancock GA Mortgage Trust (“Mortgage Trust”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM (as defined below);
•
John Hancock GA Senior Loan Trust (“Senior Loan Trust”, and together with the Mortgage Trust, the “Existing Regulated Funds”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM;

•
Manulife Investment Management Private Markets (US) LLC (formerly, Hancock Capital Investment Management, LLC) (“MIM PM”),[3] the investment adviser of the Existing Regulated Funds, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an indirect wholly-owned subsidiary of Manulife Financial Corporation, a Canadian corporation (“MFC”);

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Certain of the Applicants previously submitted an application with the Commission (File No. 812-14917), as filed and amended and restated and filed with the Commission on June 8, 2018, November 1, 2018, March 22, 2019 and May 22, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33493 dated May 28, 2019 and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33518 dated June 25, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.
3 The adviser entity changed its name from Hancock Capital Investment Management, LLC to Manulife Investment Management Private Markets (US) LLC on January 17, 2020. No other actual change to the entity adviser was effected with this name change.

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•
John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York (collectively, the “John Hancock Insurance Companies”), each of which is an indirect wholly-owned subsidiary of MFC, and any future direct or indirect wholly-owned or majority-owned subsidiaries of MFC that intend to participate in Co-Investment Transactions (collectively with the John Hancock Insurance Companies, the “MFC Accounts”);

•	Manulife SDF SPV – OH, LLC (“Manulife SDF”), is a legal entity managed by MIM PM;
•	John Hancock Funding Company, LLC is an indirect wholly-owned subsidiary of MFC (“JH Funding”); and
•
MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P., each of which is a separate and distinct legal entity and is managed by MIM PM (the “MDLF Entities”; together with the Existing Regulated Funds, MIM PM, the MFC Accounts, Manulife SDF and JH Funding, the “Applicants”).

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.
II.	APPLICANTS’ PROPOSAL
A.	Requested Amendment
Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.
B.	Need for Relief
Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund

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shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.
Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.
C.	Precedent
Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4
III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.
IV.	REPRESENTATIONS AND CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:
“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5
V.	PROCEDURAL MATTERS
A.	Communications
Please address all communications concerning this Application and the Notice and Order to:

4 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).
5 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

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E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street, C-03
Boston, MA 02116
617-572-9235
Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA 02111-2950
Tel: (617) 261-3231

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.
Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.
The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.2.
B.	Authorization
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 10th day of May, 2023.

JOHN HANCOCK GA MORTGAGE TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

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JOHN HANCOCK GA SENIOR LOAN TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

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MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member
By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner
By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND, L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

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Exhibit A
VERIFICATION
Each of the undersigned states that he or she has duly executed the attached application dated as of May 10, 2023 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JOHN HANCOCK GA MORTGAGE TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

JOHN HANCOCK GA SENIOR LOAN TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-1
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JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-2
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MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member
By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner
By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-3
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MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND, L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-4
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Exhibit B
RESOLUTIONS OF THE BOARD OF TRUSTEES OF JOHN HANCOCK GA MORTGAGE
TRUST (THE “COMPANY”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”).
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).
Exhibit B-1
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Exhibit B
RESOLUTIONS OF THE BOARD OF TRUSTEES OF JOHN HANCOCK GA SENIOR LOAN
TRUST (THE “COMPANY”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”).
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).
Exhibit B-2
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